Ex - 21.1
Subsidiaries of the Registrant
Jurisdiction of
Name	Incorporation

Bel Components Ltd.	Hong Kong

Bel Connector Inc.	Delaware

Bel Fuse Delaware Inc.	Delaware

Bel Fuse Europe Ltd.	United Kingdom

Bel Fuse Limited	Hong Kong

Bel Fuse (Macao Commerical Offshore) Limited	Macao

Bel Pingguo Limited	PRC

Bel Power (Hangzhou) Co. Ltd.	PRC

Bel Sales (Hong Kong) Ltd.	Hong Kong

Bel Stewart GmbH	Germany

Bel Stewart s.r.o.	Czech Republic

Bel Transformer Inc.	Delaware

Bel Ventures Inc.	Delaware

Bel Power Inc.	Massachusetts

Signal Dominicana, S.R.L.	Dominican Republic

Stewart Connector Systems de Mexico, S.A. de C.V.	Mexico

Top East Corporation Limited	Hong Kong

Cinch Connectors, Inc. (a)	Delaware

Cinch Connectors Limited (a)	England and Wales

Cinch Connectors de Mexico, S.A. de C.V. (a)	Mexico

(a) These companies became subsidiaries of the Registrant effective January 29, 2010.